Stream Communications Network & Media Inc.

Goraszewska 6 Street

Warsaw, 02-910 Poland

January 7, 2009

Mrs. Kathryn Jacobson

Senior Staff Accountant

United States Securities and Exchange Commission

Fax 703 813 6939

Re:

Stream Communications Network & Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed August 21, 2008

File No. 0-30942

Mail Stop 3720 (letter dated on Dec 23, 2008)

Dear Mrs. Jacobson,

Please be informed that the letter you sent by fax on December 23, 2008 was provided to me yesterday as a new CFO of Stream Communications Network & Media Inc. I would like to inform you that Mr. Jens Christensen is no longer CFO of the Company. I will be able to send my answer the letter on January 14, 2009.

You may contact me at my telephone +48 22 538 91 17, fax + 48 22 828 75 66, or e-mail mmazurek@centrumdb.pl

Sincerely,

Michal Mazurek

Chief Financial Officer